UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052296

PE 8-1-02

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of August 2002

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DD MM YY): 02 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BLAINE

GIVEN NAMES: STEPHEN WARREN

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	832						--		☐	832	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	19,544	26	07	02	50	50,000	--	3.50	☐	69,544	1	N/A

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): STEPHEN BLAINE

SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 02 08 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. [illegible]

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER		DD	MM	YY
5	DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	31	01	02
CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO				

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COHENOUR
GIVEN NAMES: JASON
NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC
POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B AND G ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	31,466						–		☐	31,466	I	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	126,833	26	07	02	50	25,000	–	2.23	☒	151,833	I	N/A
									☐			
									☐			
									☐			
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
JASON COHENOUR	[signature]		[illegible]	[illegible]	0

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER	DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY
5	Date of last report filed	02	04	01
CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO	Date on which you became an insider			

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: EVANS
GIVEN NAMES: DEREK
NO. / STREET / APT: C/0 PETER ROBERTS, 13311 WIRELESS WAY
CITY: RICHMOND
PROV: BC
POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL						--		☐	NIL	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	22,000	26	07	02	50	12,500	--	2.23	☒	34,500	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT DD	MM	YY
DEREK EVANS	D Evans	02	08	02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 01 MM 08 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HARRIES

GIVEN NAMES: ANDREW

NO. / STREET / APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	97,691						--		☐	97,691	1	N/A
OPTIONS TO ACQUIRE COMMON SHARES	79,909	26	07	02	50	25,000	--	3.50	☐	104,909	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW HARRIES

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 02 MM 08 YY 02

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 31 MM 01 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HARRIES

GIVEN NAMES: ANDREW S. G.

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	91,691	31	07	02	10	6,000	--	$4.2258	☐	97,691	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	79,909					--	--	--	☐	79,909	1	N/A
									☐			
									☐			
									☐			
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANГAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW S.G. HARRIES

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 01 MM 08 YY 02

ORM 55-102F6
NSIDER REPORT
ee instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ERRA WIRELESS, INC.

X 2. INSIDER DATA

ELATIONSHIP(S) TO REPORTING SUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

	DD	MM	YY
Date of last report filed	24	10	01
If initial report, date on which you became an insider			

HANGE IN ELATIONSHIP ROM LAST EPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MILLER
GIVEN NAMES: JEFF
NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

X 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A B D AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL						--		☐	NIL	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	37,750	26	07	02	50	12,500	–	2.23	☒	50,250	1	N/A

ACHMENT ☐ YES ☒ NO

Form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology is generic to accommodate the various Acts.

RRESPONDENCE ☒ ENGLISH ☐ FRENCH

EP A COPY FOR YOUR FILE

C 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JEFF MILLER
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 02 MM 08 YY 02

'ORM 55-102F6
NSIDER REPORT
;ee instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

(1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IERRA WIRELESS, INC.

(2. INSIDER DATA

ELATIONSHIP(S) TO REPORTING SUER: ;

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

	DD	MM	YY
Date of last report filed	24	10	01
Date became an insider			

HANGE IN ELATIONSHIP ROM LAST EPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: OVERSTREET
GIVEN NAMES: GARY
NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC
POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAI
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

(6. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 6)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTER HOLDER WHERE OWNERS IS INDIRECT OR WHERI CONTROL OR DIRECTION EXERCISED
OMMON SHARES	NIL						--		☐	NIL	1	N/A
									☐			
'PTIONS TO ACQUIRE OMMON SHARES	36,000	26	07	02	50	12,500	--	2.23	☒	48,500	1	N/A
									☐			
									☐			
									☐			
									☐			
									☐			

BOX 6. REMARKS

ACHMENT ☐ YES ☒ NO

form is used as a uniform report for the insider reporting irements under all provincial securities Acts. The terminology l is generic to accommodate the various Acts.

:RESPONDENCE ☒ ENGLISH ☐ FRENCH

P A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and a the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
GARY OVERSTREET	[signature]		02	08	02

'ORM 55-102F6

NSIDER REPORT

;ee instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

(1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IERRA WIRELESS, INC.

(2. INSIDER DATA

ELATIONSHIP(S) TO REPORTING SUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 02 MM 08 YY 02

HANGE IN ELATIONSHIP ROM LAST EPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: OVERSTREET

GIVEN NAMES: GARY

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUEI OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWA
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

(5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTER HOLDER WHERE OWNER IS INDIRECT OR WHER CONTROL OR DIRECTION EXERCISED
OMMON SHARES	NIL	26	07	02	10	500	--	2.58	☒	500	1	N/A
									☐			
PTIONS TO ACQUIRE OMMON SHARES	48,500					--	--	--	☐	48,500	1	N/A
									☐			
									☐			
									☐			
									☐			
									☐			

ACHMENT ☐ YES ☒ NO

form is used as a uniform report for the insider reporting irements under all provincial securities Acts. The terminology l is generic to accommodate the various Acts.

RESPONDENCE ☒ ENGLISH ☐ FRENCH

P A COPY FOR YOUR FILE

C 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	
GARY OVERSTREET	[signature]		13	08	02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 24 MM 10 YY 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DD MM YY

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTS

GIVEN NAMES: PETER

NO. STREET: 13811 WIRELESS WAY APT

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	2,500						--		☐	2,500	1	N/A
OPTIONS TO ACQUIRE COMMON SHARES	145,500	26	07	02	50	12,500	--	3.50	☐	158,000	1	N/A

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PETER ROBERTS

SIGNATURE: Peter Roberts

DATE OF THIS REPORT: DD 02 MM 08 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 26 MM 07 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SUTCLIFFE
GIVEN NAMES: DAVID B.
NO. STREET APT: 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1161 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	180,542						--		☐	180,542	1	N/A
OPTIONS TO ACQUIRE COMMON SHARES	184,111	26	07	02	50	50,000	--	3.50	☐	234,111	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID B. SUTCLIFFE
SIGNATURE: [signature] FOR DAVID SUTCLIFFE
DATE OF THIS REPORT: DD 02 MM 08 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 04 MM 02 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SUTCLIFFE
GIVEN NAMES: DAVID B.
NO. STREET APT: 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1161 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

☐ DESIGNATION OF CLASS OF SECURITIES	☐ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	☐ TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	☐ PRESENT BALANCE OF CLASS OF SECURITIES HELD	☐ DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	☐ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	170,542	25	07	02	10	10,000	--	$5.17	☐	180,542	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	184,111					--	--	--	☐	184,111	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID B. SUTCLIFFE
SIGNATURE: [signature] FOR DAVID SUTCLIFFE
DATE OF THIS REPORT: DD 26 MM 07 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 24 MM 10 YY 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: TOMS

GIVEN NAMES: NORMAN

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	37,778	26	07	02	10	8,600	--	3.965	☐	46,378	1	N/A
COMMON SHARES	46,378	26	07	02	10	3,000	--	3.92	☐	49,378	1	N/A
COMMON SHARES	49,378	30	07	02	10	3,000	--	4.09	☐	52,378	1	N/A
COMMON SHARES	52,378	31	07	02	10	10,000	--	4.10	☐	62,378	1	N/A
COMMON SHARES	62,378	02	08	02	10	25,400	--	4.10	☐	87,778	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	74,078	26	07	02	50	12,500	--	3.50	☐	86,578	1	N/A
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): NORMAN TOMS

SIGNATURE

DATE OF THIS REPORT: DD 02 MM 08 YY 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4		DD	MM	YY
	DATE OF LAST REPORT FILED	02	08	02
	OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			
CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO				

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: AASEN

GIVEN NAMES: GREGORY DAVID

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL	26	07	02	10	5,000	--	2.58	☒	5,000	1	N/A
COMMON SHARES	5,000	29	07	02	10	4,000	--	4.00	☐	9,000	1	N/A
COMMON SHARES	9,000	29	07	02	10	1,000	--	3.99	☐	10,000	1	N/A
COMMON SHARES	10,000	30	07	02	10	5,000	--	2.65	☒	15,000	1	N/A
OPTIONS TO ACQUIRE COMMON SHARES	30,250					--	--	--	☐	30,250	1	N/A

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
GREGORY AASEN			12	08	02

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER		DATE OF LAST REPORT FILED	DD	MM	YY
4			24	10	01
CHANGE IN RELATIONSHIP FROM LAST REPORT	☐ YES ☒ NO	OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: AASEN

GIVEN NAMES: GREGORY DAVID

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL						--		☐	NIL	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	25,250	26	07	02	50	5,000	--	3.50	☐	30,250	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
GREGORY AASEN	[signature]		02	08	02

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out b the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland Information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed t company except to any of the securities regulatory authorities or their authorized representatives if you have any questions about the collection and use of this information, you may contact authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DD 01 MM 08 YY 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CATAFORD

GIVEN NAMES: PAUL G.

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION ISSUER IS A R OR THE EQUI

☒ ALBERTA
☒ BRITISH COLUMBIA
☒ MANITOBA
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDE HOL IS CO
COMMON SHARES	2,100						--		☐	2,100	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	16,000	26	07	02	50	5,000	--	3.50	☐	21,000	1	N/A
									☐			
									☐			
									☐			
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL G. CATAFORD

SIGNATURE

DATE OF THIS REPO: 02 / 08 / 02 (D M Y)

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 09 MM 08 YY 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CATAFORD

GIVEN NAMES: PAUL G.

NO. STREET APT: C/O PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, F AND G ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS									D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL	01	08	02	10	2,100	--	$4.15	☐	2,100	1	N/A
OPTIONS TO ACQUIRE COMMON SHARES	16,000					—	--	--	☐	16,000	I	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL G. CATAFORD

SIGNATURE

DATE OF THIS REPORT: DD 01 MM 08 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 6 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 24 MM 10 YY 01 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CICERI

GIVEN NAMES: PETER

NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY

CITY: RICHMOND

PROV: BC POSTAL CODE: V6V 3A4

BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT

BUSINESS FAX NUMBER: 604 - 231 - 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND ☐ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL						--		☐	NIL	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	21,250	26	07	02	50	5,000	--	3.50	☐	26,250	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
PETER CICERI	[signature]		02	08	02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

ORM 55-102F6
NSIDER REPORT
ee instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IERRA WIRELESS, INC.

X 2. INSIDER DATA

ELATIONSHIP(S) TO REPORTING SSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 24 MM 10 YY 01

HANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DILLER
GIVEN NAMES: JAMES
NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

OX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS ☐ ☐ ☐ AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHI IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	16,666						--		☐	16,666	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	19,250	26	07	02	50	5,000	--	2.23	☒	24,250	1	N/A
									☐			
									☐			
									☐			
									☐			
									☐			

TTACHMENT ☐ YES ☒ NO

his form is used as a uniform report for the insider reporting equirements under all provincial securities Acts. The terminology sed is generic to accommodate the various Acts.

ORRESPONDENCE ☒ ENGLISH ☐ FRENCH

EEP A COPY FOR YOUR FILE

CSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANI AISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	Y
JAMES DILLER	[signature]	8/6/02	02	08	0

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER	DATE OF LAST REPORT FILED	DD	MM	YY
4		24	10	01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD ___ MM ___ YY ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LYNCH
GIVEN NAMES: RICHARD
NO. STREET APT: C/0 PETER ROBERTS, 13811 WIRELESS WAY
CITY: RICHMOND
PROV: BC POSTAL CODE: V6V 3A4
BUSINESS TELEPHONE NUMBER: 604 - 231 - 1192 EXT
BUSINESS FAX NUMBER: 604 - 231 - 1103
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☒ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, D AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	NIL						--		☐	NIL	1	N/A
									☐			
OPTIONS TO ACQUIRE COMMON SHARES	25,916	26	07	02	50	5,000	--	2.23	☒	30,916	1	N/A

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
RICHARD LYNCH	Richard J. Lynch		02	08	02

CSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 6

DATE OF LAST REPORT FILED: DAY 26 MONTH 07 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] Yes [X] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROWE

GIVEN NAMES: S. JANE

NO. / STREET / APT: c/o THE BANK OF NOVA SCOTIA, 44 KING STREET WEST, 16th FLOOR

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M5H 1H1

BUSINESS TELEPHONE NUMBER: 416 866-3546

BUSINESS FAX NUMBER: 416 933-2250

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] Yes [X] No

BOX 4 JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] ONTARIO
- [X] BRITISH COLUMBIA
- [X] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of Class of Securities	(B) Balance of Class of Securities on Last Report	(C) Transactions: Date Day	Month	Year	Nature	Number/Value Acquired	Number/Value Disposed of	Unit Price/Exercise Price	$ US	(D) Present Balance of Class of Securities Held	(E) Direct/Indirect Ownership/Control or Direction	(F) Identify the Registered Holder where Ownership is Indirect or where Control or Direction is Exercised
Common Shares	10,000									10,000	I	
Options to acquire common shares	25,250	26	07	02	50	5,000		3.50		30,250	I	

ATTACHMENT: [X] Yes [ ] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] English [ ] French

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

AMENDMENT TO REPORT DATED AUGUST 2, 2002 WHICH OMITTED SHARES PURCHASED AS SHOWN IN THE REPORT DATED JULY 26, 2002.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Name (Block Letters): S. JANE ROWE

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 14 MONTH 08 YEAR 02

TOTAL P.02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: Peter Roberts

Peter W. Roberts, Chief Financial Officer

Date: August , 2002

E:\Form 6-K\Aug 02 Form 6-K.doc
Portland